December 21, 2005


By facsimile to (212) 246-2225 and U.S. Mail


Ms. Terri DuMoulin
President
Octillion Corp.
1628 West 1st Street, Suite 123
Vancouver, British Columbia, V6J 1G1, Canada

Re:	Octillion Corp.
	Pre-effective Amendment 3 to Registration Statement on Form
SB-2
	Filed December 16, 2005
File No. 333-127953

Dear Ms. DuMoulin:

      We reviewed the filing and have the accounting comments below.

Experts, page 52

1. Identify Clancy and Co., P.L.L.C. and Berenfeld, Spritzer, Shechter and Sheer as experts in auditing and accounting in your next amendment. It is unclear why the disclosure was removed in pre-effective amendment 2. We note that the change was not identified in the redline version of the amendment that you filed on the EDGAR system. When you file a redline version of the document on the EDGAR system, ensure that it is complete for changes made from the prior amendment.

Exhibit 23.2

2. The consent references pre-effective amendment 1 rather than pre-effective amendment 2. Obtain and include in your next amendment an updated consent from your auditors that refers to the most current amendment.


Exhibit 23.4

3. The consent references the use of reports dated November 20, 1998,
November 1, 2000, and October 16, 2001. While your registration statement does include the report dated October 16, 2001, it does not include reports dated November 20, 1998 and November 1, 2000. Obtain and include in your next amendment a revised consent that does not include references to reports not included in your registration statement.

Closing

	File an amendment to the SB-2 in response to the comments. To expedite our review, Octillion may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If Octillion thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since Octillion and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      If Octillion requests acceleration of the registration statement`s effectiveness, Octillion should furnish a letter at the time of the request, acknowledging that:

* Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

* The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve Octillion from its full responsibility for the adequacy and accuracy of the disclosure in the registration statement.

* Octillion may not assert our comments and the declaration of the registration statement`s effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.


	The Commission`s Division of Enforcement has access to all information that Octillion provides us in our review of the registration statement or in response to our comments on the registration statement.

	We will consider a written request for acceleration of the registration statement`s effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities
Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement.
We will act on the request and by delegated authority grant acceleration of the registration statement`s effectiveness.

	You may direct questions on accounting comments to Meagan L. Caldwell, Staff Accountant, at (202) 551-3754 or Scott Watkinson,
Senior Staff Accountant, at (202) 551-3741. You may direct questions on other disclosure issues to Edward M. Kelly, Senior Counsel, at
(202) 551-3728 or me at (202) 551-3767.

Very truly yours,





Jennifer R. Hardy

Legal
Branch Chief

cc:	Joseph Sierchio, Esq.
	Sierchio Greco & Greco LLP
	720 Fifth Avenue
	New York, NY 10019



Ms. Terri DuMoulin
December 21, 2005
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE